Exhibit 99.1

Bilibili Inc. Announces Second Quarter 2021 Financial Results

SHANGHAI, August 19, 2021 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights:

•	Total net revenues reached RMB4,495.3 million (US$696.2 million), a 72% increase from the same period in 2020.

•	Average monthly active users (MAUs) reached 237.1 million, and mobile MAUs reached 220.5 million, representing increases of 38% and 44%, respectively, from the same period in 2020.

•	Average daily active users (DAUs) reached 62.7 million, a 24% increase from the same period in 2020.

•	Average monthly paying users (MPUs1) reached 20.9 million, a 62% increase from the same period in 2020.

“Our robust second quarter performance shows that our high-quality user growth strategy is working,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “In the second quarter, our total MAUs reached 237.1 million, representing year-on-year growth of 38%. At the same time, our users remain sticky and engaged, with the average user time spent on Bilibili rising to an impressive 81 minutes per user per day, the most we have seen in the second quarter throughout our operating history. Having celebrated our 12-year anniversary in June, we are proud to say we have stayed true to our mission and root, that is to create an outstanding community for our users and content creators, and promote Chinese original content worldwide. Looking ahead, we hope to take on more social responsibility, increasing our facilitation of social development, bringing more fulfilling and positive cultural influence to society and introducing more ‘Made-in-China’ content to the world.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “We achieved another quarter of record high revenues of RMB4,495.3 million in the second quarter, up 72% year-over-year. Our continuous growth was driven by a more balanced revenue mix, particularly from our advertising business, which grew by over 200% year-over-year, representing 23% of our total net revenues. Our MPUs also grew substantially, reaching 20.9 million and our paying ratio improved to 8.8%, compared with 7.5% in the same period last year. Our fundamentals continue to be strong with a cash reserve of RMB27.6 billion to support our long-term growth strategy.”

Second Quarter 2021 Financial Results

Total net revenues. Total net revenues were RMB4,495.3 million (US$696.2 million), representing an increase of 72% from the same period of 2020.

Mobile games. Revenues from mobile games were RMB1,233.2 million (US$191.0 million), compared with RMB1,248.0 million in the same period of 2020.

Value-added services (VAS). Revenues from VAS were RMB1,634.9 million (US$253.2 million), representing an increase of 98% from the same period of 2020, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for the Company’s value-added services including the premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB1,049.1 million (US$162.5 million), representing an increase of 201% from the same period of 2020. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as Bilibili’s improved advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB578.0 million (US$89.5 million), representing an increase of 195% from the same period of 2020, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB3,506.3 million (US$543.1 million), representing an increase of 74%, compared with the same period of 2020. Revenue-sharing cost, a key component of cost of revenues, was RMB1,746.7 million (US$270.5 million), representing an increase of 70% from the same period in 2020.

Gross profit. Gross profit was RMB989.0 million (US$153.2 million), representing an increase of 64% from the same period in 2020, which was primarily due to increased net revenues.

Total operating expenses. Total operating expenses were RMB2,509.5 million (US$388.7 million), representing an increase of 107% from the same period of 2020.

Sales and marketing expenses. Sales and marketing expenses were RMB1,399.9 million (US$216.8 million), representing a 107% increase year-over-year. The increase was primarily attributable to increased channel and marketing expenses to promote Bilibili’s app and brand, as well as promotional expenses for the Company’s mobile games and an increase in headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB435.9 million (US$67.5 million), representing a 109% increase year-over-year. The increase was primarily due to increased headcount in general and administrative personnel, increased share-based compensation expenses, higher rental expenses and other general and administrative expenses.

Research and development expenses. Research and development expenses were RMB673.7 million (US$104.3 million), representing a 104% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB1,520.6 million (US$235.5 million), compared with RMB610.1 million in the same period of 2020.

Income tax expense. Income tax expense was RMB21.7 million (US$3.4 million), compared with RMB11.9 million in the same period of 2020.

Net loss. Net loss was RMB1,121.8 million (US$173.7 million), compared with RMB570.9 million in the same period of 2020.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions and income tax related to intangible assets acquired through business acquisition, was RMB857.8 million (US$132.9 million), compared to RMB475.7 million in the same period of 2020.

Basic and diluted EPS and adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB2.91 (US$0.45), compared with RMB1.63 in the same period of 2020. Adjusted basic and diluted net loss per share were RMB2.23 (US$0.35), compared with RMB1.35 in the same period of 2020.

Cash and cash equivalents, time deposits and short-term investments. As of June 30, 2021, the Company had cash and cash equivalents, time deposits, as well as short-term investments of RMB27.6 billion (US$4.3 billion), compared with RMB12.8 billion as of December 31, 2020.

Outlook

For the third quarter of 2021, the Company currently expects net revenues to be between RMB5.1 billion and RMB5.2 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 The paying users refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer toward our total paying users without eliminating duplicates.

2 Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 19, 2021 (8:00 PM Beijing/Hong Kong time on August 19, 2021).

Details for the conference call are as follows:

Event Title:	Bilibili Inc. Second Quarter 2021 Earnings Conference Call
Conference ID:	6624169
Registration Link:	http://apac.directeventreg.com/registration/event/6624169

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until August 26, 2021:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	6624169

About Bilibili Inc.

Bilibili represents an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse cultures and interests and destination for discovering cultural trends and phenomena for young generations in China.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions and income tax related to intangible assets acquired through business acquisition, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2021	2021	2020	2021
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	1,247,977	1,170,746	1,233,164	2,398,590	2,403,910
Value-added services (VAS)	825,251	1,496,529	1,634,943	1,618,804	3,131,472
Advertising	348,572	714,687	1,049,149	562,838	1,763,836
E-commerce and others	195,801	519,111	577,998	352,904	1,097,109

Total net revenues	2,617,601	3,901,073	4,495,254	4,933,136	8,396,327
Cost of revenues	(2,013,588)	(2,963,197)	(3,506,272)	(3,798,659)	(6,469,469)
Gross profit	604,013	937,876	988,982	1,134,477	1,926,858
Operating expenses:
Sales and marketing expenses	(675,092)	(1,000,059)	(1,399,920)	(1,281,049)	(2,399,979)
General and administrative expenses	(208,411)	(388,531)	(435,945)	(379,788)	(824,476)
Research and development expenses	(330,628)	(580,254)	(673,679)	(627,963)	(1,253,933)

Total operating expenses	(1,214,131)	(1,968,844)	(2,509,544)	(2,288,800)	(4,478,388)

Loss from operations	(610,118)	(1,030,968)	(1,520,562)	(1,154,323)	(2,551,530)
Other income/(expenses):
Investment income, net	31,423	168,212	455,247	4,942	623,459
Interest income	23,504	11,277	14,276	50,156	25,553
Interest expense	(22,671)	(33,245)	(35,601)	(37,843)	(68,846)
Exchange gains/(losses)	4,213	(28,423)	20,484	16,923	(7,939)
Others, net	14,734	20,763	(33,957)	32,067	(13,194)

Total other income, net	51,203	138,584	420,449	66,245	559,033

Loss before income tax	(558,915)	(892,384)	(1,100,113)	(1,088,078)	(1,992,497)
Income tax	(11,939)	(12,475)	(21,700)	(21,331)	(34,175)

Net loss	(570,854)	(904,859)	(1,121,813)	(1,109,409)	(2,026,672)
Accretion to redeemable noncontrolling interests	(1,760)	—	—	(3,030)	—
Net loss attributable to noncontrolling interests	5,966	1,304	1,235	10,550	2,539

Net loss attributable to the Bilibili Inc.’s shareholders	(566,648)	(903,555)	(1,120,578)	(1,101,889)	(2,024,133)
Net loss per share, basic	(1.63)	(2.54)	(2.91)	(3.25)	(5.47)
Net loss per ADS, basic	(1.63)	(2.54)	(2.91)	(3.25)	(5.47)
Net loss per share, diluted	(1.63)	(2.54)	(2.91)	(3.25)	(5.47)
Net loss per ADS, diluted	(1.63)	(2.54)	(2.91)	(3.25)	(5.47)
Weighted average number of ordinary shares, basic	348,634,400	355,351,263	384,588,209	339,039,316	370,050,501
Weighted average number of ADS, basic	348,634,400	355,351,263	384,588,209	339,039,316	370,050,501
Weighted average number of ordinary shares, diluted	348,634,400	355,351,263	384,588,209	339,039,316	370,050,501
Weighted average number of ADS, diluted	348,634,400	355,351,263	384,588,209	339,039,316	370,050,501

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020	June 30, 2021
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	7,256	14,550	16,686	14,131	31,236
Sales and marketing expenses	11,212	13,012	13,130	17,971	26,142
General and administrative expenses	41,421	126,023	132,931	67,837	258,954
Research and development expenses	26,758	60,810	76,766	42,232	137,576

Total	86,647	214,395	239,513	142,171	453,908

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2020	June 30, 2021
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	4,678,109	11,493,570
Time deposits	4,720,089	4,496,909
Accounts receivable, net	1,053,641	1,377,784
Prepayments and other current assets	1,930,519	3,944,653
Short-term investments	3,357,189	11,581,749

Total current assets	15,739,547	32,894,665

Non-current assets:
Property and equipment, net	761,941	1,087,260
Production cost, net	667,876	811,920
Intangible assets, net	2,356,959	2,881,926
Goodwill	1,295,786	1,594,781
Long-term investments, net	2,232,938	3,080,245
Other long-term assets	810,561	942,425

Total non-current assets	8,126,061	10,398,557

Total assets	23,865,608	43,293,222

Liabilities
Current liabilities:
Accounts payable	3,074,298	3,627,701
Salary and welfare payables	734,376	689,651
Taxes payable	127,192	122,865
Short-term loan	100,000	388,448
Deferred revenue	2,118,006	2,612,818
Accrued liabilities and other payables	1,237,676	1,956,989

Total current liabilities	7,391,548	9,398,472
Non-current liabilities:
Long-term debt	8,340,922	8,174,278
Other long-term liabilities	350,934	285,683

Total non-current liabilities	8,691,856	8,459,961

Total liabilities	16,083,404	17,858,433

Total Bilibili Inc.’s shareholders’ equity	7,600,200	25,388,713
Noncontrolling interests	182,004	46,076

Total shareholders’ equity	7,782,204	25,434,789

Total liabilities and shareholders’ equity	23,865,608	43,293,222

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2021	2021	2020	2021
	RMB	RMB	RMB	RMB	RMB
Net loss	(570,854)	(904,859)	(1,121,813)	(1,109,409)	(2,026,672)
Add:
Share-based compensation expenses	86,647	214,395	239,513	142,171	453,908
Amortization expense related to intangible assets acquired through business acquisitions	8,472	26,145	26,016	16,944	52,161
Income tax related to intangible assets acquired through business acquisitions	—	(1,514)	(1,514)	—	(3,028)

Adjusted net loss	(475,735)	(665,833)	(857,798)	(950,294)	(1,523,631)

Net loss attributable to the Bilibili Inc.’s shareholders	(566,648)	(903,555)	(1,120,578)	(1,101,889)	(2,024,133)
Add:
Share-based compensation expenses	86,647	214,395	239,513	142,171	453,908
Amortization expense related to intangible assets acquired through business acquisitions	8,472	26,145	26,016	16,944	52,161
Income tax related to intangible assets acquired through business acquisition	—	(1,514)	(1,514)	—	(3,028)

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(471,529)	(664,529)	(856,563)	(942,774)	(1,521,092)

Adjusted net loss per share, basic	(1.35)	(1.87)	(2.23)	(2.78)	(4.11)
Adjusted net loss per ADS, basic	(1.35)	(1.87)	(2.23)	(2.78)	(4.11)
Adjusted net loss per share, diluted	(1.35)	(1.87)	(2.23)	(2.78)	(4.11)
Adjusted net loss per ADS, diluted	(1.35)	(1.87)	(2.23)	(2.78)	(4.11)
Weighted average number of ordinary shares, basic	348,634,400	355,351,263	384,588,209	339,039,316	370,050,501
Weighted average number of ADS, basic	348,634,400	355,351,263	384,588,209	339,039,316	370,050,501
Weighted average number of ordinary shares, diluted	348,634,400	355,351,263	384,588,209	339,039,316	370,050,501
Weighted average number of ADS, diluted	348,634,400	355,351,263	384,588,209	339,039,316	370,050,501

Appendix I

Weighted Voting Rights

Bilibili Inc. (the “Company”) is controlled through weighted voting rights. Each Class Y ordinary share entitles the holder to exercise 10 votes and each Class Z ordinary share entitles the holder to exercise one vote on all matters that require a shareholder’s vote, subject to Rule 8A.24 of the Hong Kong Listing Rules that requires certain matters to be voted on a one vote per share basis (the “Reserved Matters”). The Company’s weighted voting rights structure enables Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li, holders of the Class Y ordinary shares (the “WVR Beneficiaries”), to exercise voting control over the Company notwithstanding that the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continued vision and leadership of the WVR Beneficiaries.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with weighted voting rights structures, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

As of June 30, 2021, the WVR Beneficiaries were interested in a total of 83,715,114 Class Y ordinary shares, representing a total of 73.6% voting rights in the Company with respect to shareholders’ resolutions relating to matters other than the Reserved Matters (excluding 3,068,854 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans). Class Y ordinary shares may be converted into Class Z ordinary shares on a one-to-one ratio. Upon the conversion of the Class Y ordinary shares, the Company would redesignate 83,715,114 Class Y ordinary shares and reissue the same number of Class Z ordinary shares, representing 21.8% of the issued share capital of the Company as of June 30, 2021 (excluding 3,068,854 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans).

As of June 30, 2021, Mr. Rui Chen was interested in and controlled through Vanship Limited 49,299,006 Class Y ordinary shares, representing 43.4% of the voting rights in the Company. Vanship Limited is controlled by a trust of which Mr. Chen and his family members are the beneficiaries. As of June 30, 2021, Mr. Yi Xu was interested in and controlled through Kami Sama Limited 27,216,108 Class Y ordinary shares and 151,100 Class Z ordinary shares and held 45,000 Class Z ordinary shares in the form of American Depositary Shares, representing a total of 24.0% of the voting rights in the Company. Kami Sama Limited is controlled by a trust, and Mr. Xu and his family members are the trust’s beneficiaries. As of June 30, 2021, Ms. Ni Li was interested in and controlled through Saber Lily Limited 7,200,000 Class Y ordinary shares and 908,300 Class Z ordinary shares, representing a total of 6.4% of the voting rights in the Company. Saber Lily Limited is controlled by a trust, and Ms. Li and her family members are the trust’s beneficiaries.

The weighted voting rights attached to the Class Y ordinary shares will cease when none of the WVR Beneficiaries have beneficial ownership of any of the Class Y ordinary shares, in accordance with Rule 8A.22 of the Hong Kong Listing Rules. This may occur:

(i)

upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Hong Kong Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of our board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Hong Kong Listing Rules;

(ii)

when a WVR Beneficiary have transferred to another person the beneficial ownership of, or economic interest in, all of the Class Y ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Hong Kong Listing Rules;

(iii)	where a vehicle holding Class Y ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Hong Kong Listing Rules; or

(iv)	when all of the Class Y ordinary shares have been converted to Class Z ordinary shares.

The Company confirms that it has, since its listing on the Hong Kong Stock Exchange and up to June 30, 2021, complied with the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules to the extent required by Chapter 8A of the Hong Kong Listing Rules.

Nominating and Corporate Governance Committee

The Company’s nominating and corporate governance committee complies with Rules 8A.27 and 8A.30 of the Hong Kong Listing Rules. The members of the nominating and corporate governance committee are independent non-executive Directors, namely, Mr. JP Gan, Mr. Eric He and Mr. Feng Li. Mr. JP Gan is the chairman of the nominating and corporate governance committee.

The following is a summary of work performed by the nominating and corporate governance committee in respect of its corporate governance functions:

•	Reviewed the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements.

•

Reviewed the Company’s compliance with the Corporate Governance Code to the extent required by Chapter 8A of the Hong Kong Listing Rules and the Company’s disclosure for compliance with Chapter 8A of the Hong Kong Listing Rules.

•	Made a recommendation to the board as to the appointment of the Company’s compliance advisor.

•

Reviewed and monitored the management of conflicts of interests between the Company and its subsidiaries and consolidated affiliated entities (the “Group”) / the shareholders on one hand and the WVR Beneficiaries on the other.

•	Reviewed and monitored all risks related to the weighted voting rights structure, including any connected transactions between the Group on one hand and any WVR Beneficiary on the other.

•

Reviewed the arrangements for the training and continuous professional development of directors and senior management (in particular, Chapter 8A of the Hong Kong Listing Rules and knowledge in relation to the risks relating to the weighted voting rights structure).

•

Reviewed and confirmed that the WVR Beneficiaries have been members of the Board throughout the six months ended June 30, 2021 and no matters under Rule 8A.17 of the Hong Kong Listing Rules have occurred during the six months ended June 30, 2021, and they have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Hong Kong Listing Rules throughout the six months ended June 30, 2021.

•	Sought to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Rule 8A.35 of the Hong Kong Listing Rules.

•	Reported on the work of the nominating and corporate governance committee covering areas of its terms of reference.

The nominating and corporate governance committee recommended the Board to continue the implementation of the corporate governance measures described above and to periodically review their efficacy.